Exhibit 99.60

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

Coastal Contacts Reports Record Revenue in Fiscal 2011

VANCOUVER, British Columbia — December 14, 2011 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX:COA), the planet’s biggest online eyewear company, today announced its financial results for the fourth quarter and fiscal year ended October 31, 2011.

For the fourth quarter ended October 31, 2011:

•                  Sales increased 24% to $50.1 million from $40.5 million during the same period of 2010.

•                  Total eyeglasses sales increased 88% to $11.3 million from $6.0 million during the same period in 2010.

•                  Total contact lens sales increased 12% to $38.8 million from $34.5 million during the same period in 2010.

•                  Gross profit increased 22% to $14.4 million and as a percentage of sales, gross margin remained constant at 29% of sales.

•                  Adjusted EBITDA was $0.5 million compared with $2.0 million during the same period in 2010.

•                  Loss for the period was $1.0 million compared with earnings of $1.4 million during the same period in 2010.

•                  Cash and equivalents of $16.9 million compared with $18.3 million at the end of the same period in 2010.

•                  53% of eyeglasses sales were Coastal’s proprietary brands.

For the year ended October 31, 2011:

•                  Sales increased 20% to $184.1 million, a $30.9 million increase from $153.2 million during the same period in 2010.

•                  Total eyeglasses sales increased 103% to $40 million from $20 million during the same period in 2010.

•                  Total contact lens sales increased 8% to $144.5 million from $133.7 million during the same period in fiscal 2010.

•                  Gross profit increased 25% to $54.7 million and gross margin grew to 30% compared with 29% during the same period in 2010.

•                  Adjusted EBITDA was $1.3 million compared with $7.8 million during the same period in 2010.

The Company noted the following operating highlights for 2011:

•                  Total order volume was approximately 2.2 million orders in fiscal 2011, a 36% increase over fiscal 2010.

•                  Coastal grew its base of active customers by approximately 500,000 or 15% to 3.3 million.

•                  Orders to new customers accounted for 33% of total orders.

•                  Eyeglasses shipments grew to 789,000 pairs, an increase of 197% over 2010.

•                  Successfully launched Splash™, Coastal’s proprietary contact lens brand.

Mr. Roger Hardy, Coastal’s Founder and CEO, commented, “We are very pleased with the progress Coastal has made throughout the year, as we executed on our strategy of investing to build the dominant brand in the large and growing online eyewear category. Coastal’s emerging eyeglasses business is driving top line growth in multiple markets, increasing to $40 million or 103% over 2010, while the overall business grew 20% to $184 million.

In addition, our contact lens business grew organically 8% to $145 million, outpacing the growth of the contact lens category overall, providing Coastal with a growing and predictable revenue stream.

On a personal note I would to thank the entire Coastal team for their many contributions this year in continuing to build the planet’s largest online eyewear company.”

Key figures:

Adjusted EBITDA for fiscal 2011 was $1.3 million compared with $7.8 million for fiscal 2010. Loss for the fiscal year was $4.9 million or $0.09 per share compared with earnings of $3.1 million or $0.05 per share in fiscal 2010.

Revenue for the fourth quarter of 2011 increased 24% to $50.1 million versus $40 million in the fourth quarter of 2010. Adjusted EBITDA during the quarter was $0.5 million compared to $2.0 million in the fourth quarter of 2010. Loss for the fourth quarter of 2011 was $1.0 million or $0.02 per share, compared with earnings of $1.4 million, or $0.02 per share in the fourth quarter of 2010.

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

(CAD $000’s)

As at October 31	2011	2010

ASSETS
Current
Cash and cash equivalents	$16,864	$18,266
Accounts receivable	6,092	9,070
Inventory	26,228	17,536
Prepaid expenses	3,125	3,109
Future income tax	97	97
	52,406	48,078

Property, equipment and leasehold improvements	10,196	5,558
Intangible assets	9,646	8,908
Goodwill	8,518	7,715
	$80,766	$70,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$37,155	$27,012
Capital lease obligation	2,646	811
Other current liabilities	280	132
	40,081	27,955

Other long-term liabilities	859	425
Capital lease obligation	1,911	2,508
Long-term debt	1,500	—
Future income tax	3,306	3,359
	47,657	34,247

SHAREHOLDERS’ EQUITY
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
56,221,157 common shares [2010 — 55,396,171]	40,667	39,176
Contributed surplus	3,208	2,663
Accumulated other comprehensive loss	(3,411)	(3,783)
Deficit	(7,355)	(2,044)
	33,109	36,012
	$80,766	$70,259

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)

(CAD $000’s, except share and per share amounts)

Years ended October 31	2011	2010

Sales	$184,097	$153,166
Cost of sales	129,395	109,390
Gross profit	54,702	43,776

Advertising	26,636	18,069
Selling, general and administration	29,056	19,708
Amortization	2,825	2,272
Share-based compensation	1,044	485
Interest expense	275	96
Foreign exchange (gain) loss	(151)	97
Earnings (loss) before income taxes	(4,983)	3,049
Income tax recovery	(59)	(53)
Net earnings (loss)	(4,924)	3,102

Unrealized foreign exchange gain (loss) on translation of financial statements of self-sustaining foreign operations	372	(301)
Comprehensive earnings (loss)	$(4,552)	$2,801

Basic net earnings (loss) per share	$(0.09)	$0.05
Diluted net earnings (loss) per share	$(0.09)	$0.05

Weighted average number of common shares outstanding

Basic	55,490,891	56,910,149
Diluted	55,490,891	58,101,504

Coastal Contacts will host a conference call to review the financial results and company operations on Wednesday, December 14, 2011 at 1:30 pm Pacific Time. Participating in the call will be Roger Hardy, Founder and CEO and Gord Howie, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255

Sweden	46 852 503 436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	426463

The following selected financial information is qualified in its entirety by, and should be read in conjunction with, our audited consolidated financial statements for the fiscal year ended October 31, 2010 and accompanying notes and Management’s Discussion and Analysis which may be viewed on SEDAR at www.sedar.com.

Coastal’s risks and uncertainties are discussed in detail in the Company’s Annual Information Form dated January 28, 2011, which is also available on SEDAR.

Adjusted EBITDA as referenced in this news release is a Non-GAAP measure and is defined as earnings before interest, taxes, depreciation and amortization, share based compensation and restructuring charges. See “Supplemental Non-GAAP Measures” herein.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

($000’s)	2011	2010	2009

Net earnings (loss)	(4,924)	3,102	2,747
Amortization	2,825	2,272	2,585
Interest expense (income), net	275	96	(67)
Income tax expense (recovery)	(59)	(53)	1,250
Share-based compensation	1,044	485	694
Foreign exchange (gain) loss	(151)	97	(110)
Restructuring, listing and management change costs	2,335	1,784	906
Adjusted EBITDA	1,345	7,783	8,005

Supplemental Non-GAAP Measures

Coastal Contacts reports its results in accordance with Canadian GAAP, however, it presents Adjusted EBITDA and the number of orders shipped and the reorder rate in our filings because the Company believes our investors use these figures to make investment decisions about us.

Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization, restructuring cost and share-based compensation expense.

New orders, reorders, shipped orders and active customers are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward -ooking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may,” “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “target,” “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.